SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of August, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                        Chaoyang District Beijing, 100029
                           People's Republic of China
                              Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
         Form 20-F   __X__          Form 40-F _____

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
          Yes ____                   No  __X__

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
         N/A

This Form 6-K consists of:

The indicative notice regarding share reform proposal of China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on August 18, 2006.

                               [GRAPHIC OMITTED]
 (a joint stock limited company incorporated in the People's Republic of China)
                                (Stock Code: 386)

              Indicative Notice Regarding the Share Reform Proposal

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Sinopec Corp. announces that its non-circulating shareholders have proposed a share reform proposal. Having consulted with the SSE, trading in the A shares of Sinopec Corp. on the SEE will be suspended with effect from Monday, 21 August 2006. It is expected that notice of the relevant shareholders' meeting to the holders of A shares and related information on the share reform proposal will be disclosed shortly thereafter. It is expected that trading of the A shares will resume after the release of such information.

Trading of the H shares of Sinopec Corp on The Stock Exchange of Hong Kong Limited will not be affected.

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.
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In accordance with the requirements under the relevant laws and regulations including the "Guidelines of the State Council for Promoting the Reform and Opening-up and Sustained Development of the Capital Market" (Guo Fa [2004] No.
3) promulgated by the State Council of the PRC and the "Guiding Opinions on the State Share Reform of Listed Companies" jointly promulgated by the China Securities Regulatory Commission, the State-owned Assets Supervision and Administration Commission of the State Council, the Ministry of Finance, People's Bank of China and the Ministry of Commerce, and pursuant to the operating procedures of share reform proposals, the non-circulating shareholders of China Petroleum & Chemical Corporation ("Sinopec Corp.") have proposed a share reform proposal. Having consulted with the Shanghai Stock Exchange (the "SSE"), Sinopec Corp. announces as follows:

1. Trading in the A shares of Sinopec Corp. on the SEE will be suspended with effect from Monday, 21 August 2006.

2. Notice of the relevant shareholders' meeting to the holders of A shares and related information on the share reform proposal will be disclosed shortly thereafter. It is expected that trading of the A shares will resume after the release of such information.

Trading of Sinopec Corp.'s H shares on The Stock Exchange of Hong Kong Limited will not be affected.

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

                                   For and on behalf of the Board of Directors
                                      China Petroleum & Chemical Corporation
                                                      Chen Ge
                                        Secretary to the Board of Directors

Beijing, PRC, 18 August 2006

As at the date of this announcement, the executive directors of Sinopec Corp. are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Dai Houliang; the non-executive directors are Messrs. Chen Tonghai, Zhouyuan, Fan Yifei and Yao Zhongmin; the independent non-executive directors are Messrs. Shi Wanpeng, Liu Zhongli and Li Deshui.

                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        China Petroleum & Chemical Corporation



                                                               By: /s/ Chen Ge
                                                                   -----------

                                                                 Name: Chen Ge

                                    Title: Secretary to the Board of Directors



Date: August 18, 2006